OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response: 6.00

SEC 1815
(11-2002)
Previous
versions
obsolete

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **December, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: **December 5, 2005**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   **TSX.V:RSM**
LISTED: STANDARD & POORS   **OTCBB:RYSMF**

PINON-RAILROAD PROJECT, ELKO COUNTY, NEVADA

Recent Drilling Results from the western extension of the Railroad (POD) Gold project indicates potential for a deeper continuation of the shallow measured oxide resource.

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, DECEMBER 05, 2005, ROYAL STANDARD MINERALS INC. ("RSM")
A recent 14 hole drilling program on the POD open pit gold-silver oxide resource was completed to obtain samples for metallurgical analysis of the deposit and to carry out the necessary extension drilling in areas where the projection of the central higher grade core of the deposit was not adequately drilled.

The first of the extension test drill holes, POD-05-04, returned 60 feet of 0.212 ounces gold per ton (opt) gold, this interval occurs within a 110 feet section of 0.134 opt at a depth of 100 feet using a 0.010 ounce per ton cutoff. This drill hole indicates that the higher grade core of mineralization may be extended from the upper part of the Webb siltstone where the open pit measured resource has been delineated, down into the lower Webb contact zone with the underlying Devils Gate limestone as it occurs within the adjoining Rain District, according to Qualified Person, Timothy Master.

This drill hole extends the thicker zone of higher grade gold mineralization by approximately 100 feet toward the west and will result in the expansion of the near surface measured resource in this area. Additionally, these results indicate an improvement in grade and thickness in an untested area toward the northwest of the measured resource, representing a deeper continuation of the current near surface oxide resource. This contention is supported by an exploration drill hole completed approximately 600 feet northwest of the open pit oxide resource that returned 105 feet of 0.121 opt gold at a depth of 305 feet that includes 35 feet of 0.266 opt gold. There appears to be no change in the mineralization cut in drill hole POD-05-04 and the deeper intercept indicating potential for a deeper continuation of this mineralization.

There is potential to expand the interval of quality gold-silver mineralization into the untested lower Webb and upper Devils Gate formations to depth northwest of the current POD deposit. This is one of the high priority areas for exploration drilling in the Railroad area for 2006.

The data collected as a result of this latest drilling and trenching included the completion of four water monitoring wells. Dyer Engineering is utilizing this data as part of the environmental permit work that will include the completion of the Plan of Operation report this month in preparation for a preliminary review by State and Federal regulators.

Currently Kappes Cassiday and Associates of Reno, Nevada is engaged in metallurgical testing to include column leach testing of the trench and drill cutting samples for the POD prospect. Assays for this series of drill holes were completed by the inhouse assayer at the Company's assay lab at the Goldwedge project. Check assays were completed by American Assay laboratory of Reno, Nevada. The comparable analyses of these data for POD-05-04 indicate very good correlation of assay results as follows:

Interval (feet depth)	Company Lab (2 assays of splits, 1 and 2 splits averaged)	Commercial Lab Split 1 pulp
95-100	0.002	0.001
120.125	0.055	0.055
145-150	0.142	0.147
160-165	0.220	0.222
185-190	0.602	0.350
195-200	0.020	0.018
220-225	0.009	0.006

RSM is a Nevada gold-silver exploration company with eight (8) active projects in the State. Currently the Company's 100% controlled Goldwedge project located in Nye County is its most advanced project.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, Qualified Person (NI-43-101) @ (775) 487-2454 or FAX @ (775) 487-2454
Visit our website at Royal-Standard.com